UNITED STATES SECURITIES
                            AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K
                                CURRENT REPORT

        REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
                16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             FOR AUGUST 16, 2002
                             -------------------


                             INSIDE HOLDINGS INC.
                  ------------------------------------------
                (Translation of registrant's name into English)

           Suite 1260, 609 Granville Street, Vancouver, B.C., Canada
           ---------------------------------------------------------
                  (Address of principal executive offices)

   [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                       Form 20-F  X       Form 40-F
                         -----              -----
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
                              Yes       No   X
                              ---      ---

If "Yes" is marked, indicate below the file number assigned to the registrant In connection with Rule 12g3-2(b):

Inside Holdings Inc. held its AGM on August 12, 2002. During the meeting, six directors were appointed to the board including the three incumbent directors:
Kevin Winter, Eric Collins, and Richard King, and three new persons: Tracy A. Moore, Malcolm P. Burke and Betty Anne Loy.

Copy of the News Release is attached hereto and filed as Exhibit 1 to this filing on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


INSIDE HOLDINGS INC.

By:   "Malcolm P. Burke"
 -----------------
Name: Malcolm P. Burke
Title: Director
Date:   August 16, 2002

Exhibit 1
News Release
August 16, 2002


INSIDE HOLDINGS INC. APPOINTS NEW DIRECTORS AND OFFICERS

VANCOUVER, CANADA - AUGUST 16, 2002 - INSIDE HOLDINGS INC. (the "Company" or "Inside") (OTC BB: IHLGF), held its AGM on August 12, 2002. During the meeting, six directors were appointed to the board including the three incumbent directors: Kevin Winter, Eric Collins, and Richard King, and three new persons:
Tracy A. Moore, Malcolm P. Burke and Betty Anne Loy.

Tracy A. Moore  has  owned,  operated  and  consulted  to  a  diverse  range  of
Businesses in all stages of development in over 15 countries. In 1990, he founded and continues to serve as president of MCSI Consulting Group, a Vancouver, BC-based firm specializing in corporate finance matters, strategic planning and business planning services where he oversees overall client contact and relations, project management, planning and quality control. In addition to his consulting practice, he has owned and operated a variety of businesses. From 1976 to 1990, Mr. Moore worked with three international chartered accountant and consulting firms in the areas of audit, taxation, reorganization and general consulting. Mr. Moore qualified as a (Canadian) Chartered Accountant in 1979 after earning his Bachelor of Commerce degree from the University of British Columbia in 1976. He serves on boards of directors and advises boards on corporate finance matters, business planning issues, mergers, acquisitions and divestitures. The public companies with which Mr. Moore has held a directorship role over the past five years include Avance Venture Corp. (October 2000 to May
2002), King Communications International Inc. (June to December 2000 and April 1996 to March 1999), and Illusion Systems Inc. (September 2000 to present)

Malcolm P. Burke was employed as a real estate investment broker and stockholder of Royal LePage Realty Corp., Canada's largest real estate brokerage firm, from 1969 until 1980. There, he managed the investment division of Royal Le Page Western Ltd., specializing in the acquisition and syndication of investment properties in Canada and United States on behalf of an international clientele. In 1980, Mr. Burke founded Primary Ventures Corp. to specialize in investments, acquisition and the financing of promising early stage and start up ventures in the natural resource, oil and gas, aquaculture and technology fields. To date, the Primary Group has raised in excess of $120 million for client companies. Mr. Burke has served as a director with a number of public companies listed on the TSX, NASDAQ and American Stock Exchange.

Betty Anne Loy has more than twelve years experience in corporate administration of Canadian and U.S. public companies including responsibility for statutory compliance and regulatory filings and managing all aspects of corporate and shareholder communications. She has been associated with Primary Ventures Corp. since 1986.

About Inside Holdings Inc.
In May 2002, the Company entered into a letter of intent to acquire all of the issued and outstanding shares of SHEP Limited and its two wholly owned subsidiaries. The letter of intent was amended in June 2002 contemplating, in part, a late August 2002 closing. Due diligence is continuing and therefore there can be no assurance that the contemplated transaction will close.

About SHEP Limited
SHEP  Limited  is  a  corporation  based in the  British Isles  with  operating
subsidiaries in the United States.   SHEP Limited has  designed  and  developed
proprietary energy technology for application in the global automotive sector, and anticipates licensing its "Stored Hydraulic Energy Propulsion" ("SHEP") to
Tier  One   automotive  manufacturers  and  automotive  suppliers.    Hydraulic
propulsion is being embraced by Original Equipment Manufacturers ("OEMs") in the
automotive industry.   In particular, Ford Motor Company's own system, known  as
Hydraulic Launch Assist ("HLA"), incorporates SHEP components as an integral part of Ford's HLA-equipped development vehicles, which are currently undergoing "Implementation Ready" testing.

Optimal use of SHEP technology is in high-density urban traffic environment where acceleration and braking cycles are frequent - accordingly, commercial vehicles including buses, trucks, taxis and subway systems are ideal applications.

ON BEHALF OF THE BOARD OF DIRECTORS

"Malcolm P. Burke"

Malcolm P. Burke, Director

Statements about the Company's future expectations, including future revenues and earnings, and all other statements in this press release other than historical facts, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected results.